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SEC FILE NUMBER
8- 19318

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2003
WASH., D.C.
181
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2002 (MM/DD/YY) AND ENDING 6/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox, Reusch & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Tri-State Building
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George W. Meyers — (513) 721-1331
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CM

9-8

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, George W. Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox, Reusch & Co., Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public


NOTARIAL SEAL
STATE OF OHIO

PATRICIA A. CRAMERDING
Notary Public, State of Ohio
My Commission Expires 11/23/04

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fox, Reusch & Co., Inc.

Financial Report

June 30, 2003


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Fox, Reusch & Co., Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Fox, Reusch & Co., Inc. as of June 30, 2003, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox, Reusch & Co., Inc. as of June 30, 2003, and the results of their operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

July 24, 2003

Fox, Reusch & Co., Inc.

Statement of Financial Condition
June 30, 2003

Assets

Cash and cash equivalents	$ 131,124
Cash segregated for the exclusive benefit of customers	35,526
Receivables	7,428
Securities owned	1,379,821
Prepaid expenses	4,129
Equipment, net of accumulated depreciation of $3,439	558
Total Assets	$ 1,558,586

Liabilities and Shareholders' Equity

Liabilities	
Accounts payable	$ 5,083
Note payable	1,062,807
Income taxes payable	3,923
Accrued expenses	1,410
Total Liabilities	1,073,223
Shareholders' Equity	
Common stock, no par value; 250 shares authorized; 52 shares issued and outstanding	52,000
Addition paid-in capital	100,000
Retained earnings	483,960
Total	635,960
Less 26.1 shares treasury stock	(150,597)
Total Shareholders' Equity	485,363
Total Liabilities and Shareholders' Equity	$ 1,558,586

The accompanying notes are an integral part of these financial statements

Fox, Reusch & Co., Inc.

Statement of Income
For the Year Ended June 30, 2003

Revenues	
Net gain on security transactions	$ 195,155
Expense reimbursement from affiliated companies	35,000
Interest income	6,132
Dividend income	48,096
Other income	5,750
	290,133
Operating Expenses	
Employee compensation and benefits	85,401
Legal and professional	12,549
Communications	28,106
Occupancy and equipment rental	42,366
Promotional costs	4,314
Interest expenses	24,289
Other operating expenses	37,167
Total operating expenses	234,192
Net Income Before Income Taxes	55,941
Income Tax	9,367
Net Income	$ 46,574

The accompanying notes are an integral part of these financial statements

Fox, Reusch & Co., Inc.

Statement of Changes in Shareholders' Equity
For the Year Ended June 30, 2003

	Common Stock	Additional Paid-In-Capital	Retained Earnings	Treasury Stock
Balance June 30, 2002	$ 52,000	$ 100,000	$ 437,386	$ 150,597
Net income			46,574	
Balance June 30, 2003	$ 52,000	$ 100,000	$ 483,960	$ 150,597

The accompanying notes are an integral part of the financial statements.

Fox, Reusch & Co., Inc.

Statement of Cash Flows
For the Year Ended June 30, 2003

Operating Activities	
Net income	$ 46,574
Adjustments to reconcile income to net cash provided by operating activities:	
Depreciation	2,021
Changes in operating assets and liabilities:	
Cash segregated for the exclusive benefit of customers	(348)
Accounts receivable	(7,428)
Securities owned	(1,315,321)
Other assets	(1,603)
Accounts payable	(1,541)
Accrued income taxes	(3,320)
Net Cash Used in Operating Activities	(1,280,966)
Financing Activities	
Advances on line of credit	1,062,807
Net Cash Provided by Financing Activities	1,062,807
Decrease in Cash and Cash Equivalents	(218,159)
Cash and Cash Equivalents at Beginning of Year	349,283
Cash and Cash Equivalents at End of Year	$ 131,124

The accompanying notes are an integral part of these financial statements.

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2003

Note 1 - Significant Accounting Policies

Description of Business
Fox, Reusch & Co., Inc. (the "Company), an Ohio Corporation, provides brokerage services specializing in the trading of municipal securities.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Security transactions and related revenue and expense are recognized based on the settlement date basis, generally the third business day following the trade date. Recording transactions on trade date would not result in a material difference.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Statement of Cash Flows
Cash equivalents consist of demand deposits held by banks and money market funds invested in short term investments. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item. The Company paid interest of $22,879 and income taxes of $9,526 during the year ended June 30, 2003.

Securities Owned
Securities owned are valued at market value. Some of these securities are not readily marketable but are valued at estimated fair value as determined by management. The resulting differences between cost and market (or estimated fair value) are included in income.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $35,526 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2003

Note 3 – Securities Owned

Securities owned consist of trading securities at quoted market value or at estimated fair value as determined by management. Following is a summary of these investments as of June 30, 2003:

Municipal obligations	$ 82,265
Bond Mutual Funds	1,270,555
Corporate stocks and other	27,001
	$ 1,379,821

Note 4 – Note Payable

The note payable is a line of credit with Bank One for up to $1,500,000. This note was renegotiated and matures on July 16, 2004. As of June 30, 2003, $1,062,807 was outstanding. This note bears interest at a variable rate of one percent below the bank's prime rate. Currently the note bears a 3% interest rate. This note is secured by an institutional account with the bank. On June 30, 2003 this account was valued at $1,312,509.

Note 5 – Income Taxes

The Company files annual tax returns based on calendar year income rather than book income which is reported on a fiscal year basis. Accrued income taxes represent an estimate of taxes due on income for the six months ended June 30, 2003. There were no deferred taxes as of June 30, 2003. The allocation of current income tax expenses is as follows:

Current Local	$ 856
Current Federal	8,511
	$ 9,367

Note 6 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On June 30, 2003, the Company had net capital of $356,418, which was $106,418 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 301.1%.

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2003

Note 7 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the June 30, 2003 unaudited Focus report and this report. The net effect on net capital was an increase of $22,269.

Net capital as reported on the unaudited Focus report of June 30, 2003	$	334,149
Decrease in ownership equity as a result of post Focus accrual adjustments		(5,351)
Decrease in nonallowable assets as a result of post Focus accrual adjustments		17
Decrease in securities haircuts		27,603
Net Capital as Audited	$	356,418

Note 8 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker and dealer, the Company is engaged in various securities trading, brokerage and clearing activities serving a diverse group of institutional and individual investors and other brokers and dealers. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of its clients. The Company's exposure to credit risk associated with nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the client's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Note 9 – Related Party Transactions

A substantial portion of the Company's revenues are derived from related individuals and entities partially owned by related individuals. In addition, certain overhead costs of the Company are reimbursed by these affiliated entities. The reimbursement of overhead costs amounted to $35,000 in the year ended June 30, 2003.

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2003

Note 10 – Commitments

The Company is committed under an operating lease for the rental of office space. Annual minimum lease payments under this agreement are shown below:

For The Years Ended June 30	
2004	$ 39,264
2005	13,088
Total	$ 52,352

Rental expenses for the above lease for the year ended June 30, 2003 were $42,266.

Fox, Reusch & Co., Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
June 30, 2003

Net Capital		
Shareholders' equity		$ 485,363
Less nonallowable assets		31,688
Net capital before haircuts on security position		453,675
Haircuts on securities:		
U.S. government obligations	88,939	
State and municipal government obligations	5,277	
Other	2,295	
Undue concentrations	746	(97,257)
Net capital		$ 356,418
Aggregate Indebtedness		$ 1,073,223
Net capital required based on aggregate indebtedness		$ 71,549
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)		$ 250,000
Excess Net Capital		$ 106,418
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)		$ 249,096
Percentage of Aggregate Indebtedness to Net Capital		301.1%

Fox, Reusch & Co., Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
June 30, 2003

Credit Balances	$ -
Debit Balances	$ -
Amount Required to Be on Deposit in Reserve Bank Account	$ -
Amount Held on Deposit in Reserve Bank Account	$ 35,526

Note - No material difference exists between the above schedule which is based on the accompanying financial statements and the unaudited schedule filed in Part II of the FOCUS report.

Fox, Reusch & Co., Inc.

Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
June 30, 2003

Market Value and Number of Items of:

1 Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ None
Number of items:	None
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ None
Number of items:	None


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Fox, Reusch & Co., Inc.

In planning and performing our audit of the financial statements of Fox, Reusch & Co., Inc. for the year ended June 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to

To the Board of Directors of
Fox, Reusch & Co., Inc.
Page Two

permit preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the internal control and its operation that we consider to be a material weakness as defined above:

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
July 24, 2003